EXHIBIT I
                                                                       ---------

                                     [LOGO]
                                   DESCARTES



                        The Descartes Systems Group Inc.


                         Annual Meeting of Shareholders

                                  to be held on

                                  June 28, 2004

                        THE DESCARTES SYSTEMS GROUP INC.

NOTICE OF ANNUAL MEETING OF THE SHAREHOLDERS ("NOTICE OF MEETING")

NOTICE IS HEREBY GIVEN THAT the Annual Meeting (the "Meeting") of holders of Common Shares of The Descartes System Group Inc. (the "Corporation") will be held on Monday, June 28, 2004, at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada at 10:00 a.m. (Toronto, Ontario, Canada time) for the following purposes:

1. TO RECEIVE THE CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION FOR THE FISCAL YEAR ENDED JANUARY 31, 2004 AND THE AUDITORS' REPORT THEREON;

2.   TO ELECT DIRECTORS;

3. TO RE-APPOINT AUDITORS AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS; AND

4. TO TRANSACT SUCH FURTHER AND OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

All shareholders are invited to attend the Meeting. REGISTERED SHAREHOLDERS who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Canada, Facsimile number (416) 263-9524. To be effective, a proxy must be received not later than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of holding of the Meeting or any adjournment(s) thereof.

NON-REGISTERED SHAREHOLDERS who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

Dated at Waterloo, Ontario, Canada on May 26, 2004.

                                              BY ORDER OF THE BOARD OF DIRECTORS

                                              /s/ J. Scott Pagan
                                              ----------------------------------
                                                  J. SCOTT PAGAN
                                                  CORPORATE SECRETARY

                        THE DESCARTES SYSTEMS GROUP INC.

--------------------------------------------------------------------------------

                         MANAGEMENT INFORMATION CIRCULAR

                                     FOR THE

                         ANNUAL MEETING OF SHAREHOLDERS

                              MONDAY, JUNE 28, 2004

--------------------------------------------------------------------------------

                             SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY AND ON BEHALF OF MANAGEMENT (THE "MANAGEMENT") OF THE DESCARTES SYSTEMS GROUP INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE CORPORATION'S ANNUAL MEETING (THE "MEETING") OF HOLDERS OF COMMON SHARES OF THE CORPORATION (THE "COMMON SHARES") TO BE HELD ON MONDAY, JUNE 28, 2004 AT 10:00 A.M. (TORONTO, ONTARIO, CANADA TIME) OR AT ANY ADJOURNMENT(S) THEREOF. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by regular employees of the Corporation without special compensation, or by the Corporation's transfer agent, Computershare Trust Company of Canada ("Computershare"), at a nominal cost. The cost of solicitation will be borne by the Corporation.


                      APPOINTMENT AND REVOCATION OF PROXIES

The persons specified in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING MAY DO SO BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A PERSON APPOINTED AS A PROXY NEED NOT BE A SHAREHOLDER OF THE CORPORATION.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

            REGISTERED SHAREHOLDERS

            A registered shareholder can vote Common Shares owned by it at the Meeting in one of two ways - either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder's proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

            A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

            VOTING BY MAIL. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation's transfer agent at the Proxy Department of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

            VOTING BY FACSIMILE. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Trust Company of Canada at (416) 263-9524.

            TO BE EFFECTIVE, A PROXY MUST BE RECEIVED BY COMPUTERSHARE NO LATER THAN 24 HOURS (SATURDAYS, SUNDAYS AND HOLIDAYS EXCEPTED) PRIOR TO THE TIME OF HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

            NON-REGISTERED SHAREHOLDERS

            The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

            Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

            Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder CANNOT use the mechanisms described above for registered shareholders and MUST follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

            Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

            These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, following the corresponding instructions provided by the intermediary. IN EITHER CASE, THE NON-REGISTERED SHAREHOLDER SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS PROVIDED BY THE INTERMEDIARY.

            REVOCATION OF PROXIES

            A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder's attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder's attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario N2V 1C6, Canada, or facsimile number (519) 747-7037, at any time until and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.


                                VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions given thereon, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendments or variations to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, the Management of the Corporation is not aware of any such amendment, variation or other matter. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted by those persons in accordance with their best judgment.


                                VOTING OF SHARES

As at April 30, 2004, the Corporation had 40,705,811 Common Shares outstanding, each entitling the holder to one vote. The Board of Directors has fixed May 11, 2004 as the record date for the Meeting. Shareholders of record at the close of business on May 11, 2004 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting, except to the extent that a shareholder has subsequently transferred any Common Shares and the transferee of those Common Shares establishes ownership of such Common Shares and requests, not later than 10 days before the Meeting date, that the transferee's name be included in the list of shareholders prepared for the Meeting. In that case, the transferee is entitled to vote the Common Shares at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation's transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the directors decide that disclosure is in the interest of the Corporation or its shareholders.

                       PRINCIPAL HOLDERS OF VOTING SHARES

The following table sets out the shareholders who, as of April 30, 2004, to the knowledge of the directors and senior officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the votes attached to the outstanding Common Shares:

--------------------------------------------------------------------------------
                                                   % OF TOTAL COMMON SHARES
NAME OF SHAREHOLDER      APPROXIMATE NUMBER OF         OUTSTANDING AS AT
                          COMMON SHARES OWNED            APRIL 30, 2004
--------------------------------------------------------------------------------
PRIMECAP Management        5,671,490                         13.93%
Company
--------------------------------------------------------------------------------

                                    CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to "$" and "US$" are to U.S. dollars and all references to "Cdn.$" are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the closing foreign exchange rate on January 31, 2004. At that date, the exchange rate was US$1.00 = Cdn.$1.33050.

                     MATTERS TO BE ACTED UPON AT THE MEETING

1.          PRESENTATION OF FINANCIAL STATEMENTS

            The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2004 and the report of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements.


2.          ELECTION OF DIRECTORS

            The number of directors to be elected at the Meeting is five. Under the by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

            IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION AS DIRECTORS OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW, EACH OF WHOM HAS BEEN A DIRECTOR SINCE THE YEAR INDICATED BELOW OPPOSITE HIS NAME. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

            The following table sets forth information regarding each person proposed to be nominated for election as a director, including the number of Common Shares owned beneficially, directly or indirectly, or over which control or direction was exercised, by such person or the person's associates or affiliates at the date of this Circular. In the table, information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

--------------------------------------------------------------------------------
NOMINEE FOR ELECTION AS DIRECTOR     DIRECTOR    NUMBER OF COMMON     OPTIONS TO
                                      SINCE         SHARES OWNED,       PURCHASE
                                                       CONTROLLED         COMMON
                                                      OR DIRECTED         SHARES
--------------------------------------------------------------------------------

JOHN L. ALBRIGHT, B.B.A., C.F.A.       1996                52,298         53,500
TORONTO, ONTARIO, CANADA
CHAIR OF THE AUDIT COMMITTEE
MEMBER OF THE COMPENSATION COMMITTEE

Mr. Albright is a partner and founder of J.L. Albright Venture Partners, a venture capital firm established in 1996. As a venture capitalist, Mr. Albright has gained extensive experience assisting entrepreneurs and managers shape their vision and capital plans into successful long-term growth programs. Mr. Albright is a Chartered Financial Analyst and received his Bachelor of Business Administration degree from the Schulich School of Business at York University. Mr. Albright currently serves as a director on several boards.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOMINEE FOR ELECTION AS DIRECTOR     DIRECTOR    NUMBER OF COMMON     OPTIONS TO
                                      SINCE         SHARES OWNED,       PURCHASE
                                                       CONTROLLED         COMMON
                                                      OR DIRECTED         SHARES
--------------------------------------------------------------------------------

JAMES L. BALSILLIE, B. Comm.,          1996                55,122         53,500
M.B.A., C.A.
WATERLOO, ONTARIO, CANADA
CHAIR OF THE COMPENSATION COMMITTEE
MEMBER OF THE AUDIT COMMITTEE
MEMBER OF THE CORPORATE GOVERNANCE COMMITTEE

Mr. Balsillie is Chairman and co-Chief Executive Officer of Research in Motion Limited ("RIM"), a leading designer, manufacturer and marketer of innovative wireless solutions for worldwide mobile communications. Mr. Balsillie joined RIM in 1992 and is primarily responsible for directing strategy, business development and finance at the company. Prior to RIM and after completing his M.B.A. at Harvard, Mr. Balsillie held senior positions with Sutherland-Schultz Limited, Prudential-Bache Securities in New York, and the Strategy Consulting and Entrepreneurial Services Group of Ernst & Young. Mr. Balsillie's community involvement includes past and present service on the boards of Communitech Technology Association and Wilfred Laurier University. He is also a member of the Ontario Task Force on Competitiveness, Productivity and Economic Progress. In 2002, Mr. Balsillie founded The Centre for International Governance Innovation (CIGI), a world-class global research institute focused on the restructuring of international governance, with particular emphasis on financial and economic institutions.

--------------------------------------------------------------------------------

J. IAN GIFFEN, C.A.                    2004                     0         43,500
UNIONVILLE, ONTARIO, CANADA
MEMBER OF THE AUDIT COMMITTEE

Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor and board member to software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was vice president and chief financial officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc. Mr. Giffen is currently a director of 724 Solutions Inc., Financial Models Company Inc., Macromedia Inc., MKS Inc., Sierra Systems Group Inc. and Strategic Vista Inc.

--------------------------------------------------------------------------------

CHRIS HEWAT, LL.B., M.B.A.             2000                 1,000         53,500
TORONTO, ONTARIO, CANADA
MEMBER OF THE CORPORATE GOVERNANCE COMMITTEE

Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat's practice consists of advising companies and investment dealers with respect to securities and business law matters, with particular focus on private and public offerings of securities, mergers and acquisitions, and securities regulatory requirements. Mr. Hewat has served as a director of a number of private and public companies, and is a director of The Arthritis Society, Ontario Division.

--------------------------------------------------------------------------------
NOMINEE FOR ELECTION AS DIRECTOR     DIRECTOR    NUMBER OF COMMON     OPTIONS TO
                                      SINCE         SHARES OWNED,       PURCHASE
                                                       CONTROLLED         COMMON
                                                      OR DIRECTED         SHARES
--------------------------------------------------------------------------------

DR. STEPHEN M. WATT, B.Sc.,            2001                     0        108,295
M. Math, Ph.D.
LONDON, ONTARIO, CANADA
CHAIRMAN OF THE BOARD
CHAIR OF THE CORPORATE GOVERNANCE COMMITTEE
MEMBER OF THE AUDIT COMMITTEE
MEMBER OF THE COMPENSATION COMMITTEE

Dr. Watt is a professor of Computer Science in the Department of Computer Science at the University of Western Ontario and served as Chair of the Department from 1997-2002. Prior to joining the faculty at the University of Western Ontario, Dr. Watt was a member of the research staff at the IBM T.J. Watson Research Center and a professor at the University of Nice. Dr. Watt's areas of research include computer algebra, programming languages, compiler implementation and XML technologies. Dr. Watt also serves as a director of Waterloo Maple Inc., as director of the Ontario Research Center for Computer Algebra and is a member, and former director, of The Fields Institute for Research in Mathematical Sciences. Dr. Watt has received several research awards, including the 1999 Ontario Premier's Research Excellence Award and the 2002 Distinguished Research Professorship from the University of Western Ontario. Dr. Watt was appointed Chairman of the Board of the Corporation in September 2003.


3. RE-APPOINTMENT OF AUDITORS

            At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors' remuneration. Deloitte & Touche LLP have been the auditors of the Corporation since the fiscal year ended January 31, 1997. For the fiscal year ended January 31, 2004 the Corporation paid Deloitte & Touche LLP fees for audit and audit-related services of $461,418. In addition Deloitte & Touche was paid $567,556 for tax, consulting and other services.

            IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL A SUCCESSOR IS APPOINTED AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE AUDITORS' REMUNERATION.

                             EXECUTIVE COMPENSATION

1.          SUMMARY COMPENSATION TABLE

            The following table sets forth information regarding compensation earned during the Corporation's last three fiscal years by each of the individuals who served as Chief Executive Officers of the Corporation, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation during the fiscal year ended January 31, 2004 (collectively, the "Named Executive Officers").

                                                                                                                  LONG TERM
                                                                                                                 COMPENSATION
                                                                       ANNUAL COMPENSATION(1)                       AWARDS
                                                                       ----------------------                       ------
                                                                                                               SECURITIES UNDER
                                                                                                                    OPTIONS
                                              FISCAL YEAR ENDED     SALARY      BONUS       OTHER                   GRANTED
NAME AND PRINCIPAL POSITION                       JANUARY 31,         ($)        ($)         ($)                      (#)
---------------------------                       -----------         ---        ---         ---                      ---
Manuel Pietra                                        2004           300,050          -           -                   500,000
       Former Chief Executive Officer and            2003           248,115     75,000           -                   200,000
        President(2)                                 2002            84,524          -           -                         -

Peter Schwartz                                       2004           200,294          -           -                         -
       Former Co-Chief Executive Officer and         2003           293,005          -           -                         -
        Chairman of the Board(3)                     2002           269,585          -           -                    60,000

Colley Clarke                                        2004           252,852          -           -                         -
       Former Chief Financial Officer(4)             2003           219,382          -           -                    50,000
                                                     2002           170,826     17,000           -                   110,000

Art Mesher                                           2004           238,512          -           -                   100,000
       Executive Vice-President, Strategic           2003           214,920          -           -                         -
       Development                                   2002           189,000          -           -                    15,000

Bruce Gordon                                         2004           205,000          -           -                         -
       Senior Vice-President, Research,              2003                 -          -           -                         -
        Development & Support(5)                     2002                 -          -           -                         -

Euripides Psiloyenis                                 2004           205,000          -           -                         -
       Former Senior Vice-President,                 2003                 -          -           -                         -
        IT Services(6)                               2002                 -          -           -                         -

Notes:
(1) All compensation not paid in U.S. dollars has been converted into U.S. dollars at the closing foreign exchange rate on January 31st of the applicable year.
(2) Mr. Pietra's employment with the Corporation terminated in May 2004. In May 2003 Mr. Pietra was appointed Chief Executive Officer and President of the Corporation. Mr. Pietra was previously appointed co-Chief Executive Officer and President of the Corporation in February 2002. Mr. Pietra was appointed to the Board of Directors in September 2003. Mr. Pietra's base salary for the fiscal year ended January 31, 2003 was $250,000, payment of which commenced as of February 26, 2002. Prior to February 2002, Mr. Pietra was a consultant to the Corporation providing strategic advisory services.
(3) In September 2003, Mr. Schwartz resigned his role as Chairman of the Board of the Corporation to pursue other opportunities.
(4) Mr. Clarke left the Corporation in March 2004 to pursue other opportunities. Mr. Clarke has agreed, on a consultancy basis, to provide the Corporation with assistance in transitioning his responsibilities for twelve months following his departure.
(5) Mr. Gordon was appointed as a Senior Vice-President in February 2003. Prior to his appointment, Mr. Gordon held various senior roles in the sales and professional services organizations of the Corporation. Mr. Gordon first joined the Corporation in 1999.
(6) Mr. Psiloyenis' employment with the Corporation terminated in May 2004. Mr. Psiloyenis was appointed as a Senior Vice-President in February 2003. Prior to his appointment, Mr. Psiloyenis served as a consultant to the Corporation's finance department.

2.          OPTION GRANTS DURING THE YEAR ENDED JANUARY 31, 2004

            The following table sets forth information regarding grants of options to acquire Common Shares made by the Corporation to each of the Named Executive Officers during the fiscal year ended January 31, 2004.

                                  % OF TOTAL                       MARKET VALUE
                                    OPTIONS                        OF SECURITIES
                 SECURITIES       GRANTED TO                         UNDERLYING
                UNDER OPTIONS    PARTICIPANTS    EXERCISE OR       OPTIONS ON THE
                   GRANTED        IN FISCAL       BASE PRICE        DATE OF GRANT             EXPIRATION
NAME                 (#)             YEAR        ($/SECURITY)           ($)                      DATE
----                 ---             ----        ------------           ---                      ----
Manuel Pietra      500,000           50.6%         Cdn.$3.60          Cdn.$3.60             October 24, 2010
Art Mesher         100,000           10.1%        Cdn. $3.69         Cdn. $3.69            December 23, 2010

            The grants of options to the Named Executive Officers during the fiscal year ended January 31, 2004 provided for quarterly vesting of the options over a period of four years.


3. OPTIONS EXERCISED DURING THE YEAR ENDED JANUARY 31, 2004 AND OPTIONS HELD AT JANUARY 31, 2004

            None of the Named Executive Officers exercised options during the fiscal year ended January 31, 2004. The following table sets forth information regarding the value of unexercised options held by the Named Executive Officers at January 31, 2004.

                        SECURITIES                                                                   VALUE OF UNEXERCISED
                         ACQUIRED     AGGREGATE          UNEXERCISED OPTIONS AT                     IN-THE-MONEY OPTIONS AT
                       ON EXERCISE  VALUE REALIZED              END OF PERIOD                             END OF PERIOD
                       -----------  --------------              -------------                             -------------
                                                     EXERCISABLE             UNEXERCISABLE      EXERCISABLE           UNEXERCISABLE
NAME                      (#)            ($)             (#)                     (#)                ($)                    ($)
----                      ---            ---             ---                     ---                ---                    ---
Manuel Pietra               -              -           116,662                  583,338                -                 275,000
Peter Schwartz              -              -            50,000                        -           25,000                       -
Colley Clarke               -              -           262,495                   29,172                -                       -
Art Mesher                  -              -           494,020                  100,000                -                  46,000
Bruce Gordon                -              -            77,100                   24,700                -                       -
Euripides  Psiloyenis       -              -             2,000                    8,000                -                       -

4.          EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT

            The Corporation has an employment agreement with each of the Named Executive Officers. Such contracts provide that if the Named Executive Officer is terminated without cause the Corporation shall give the Named Executive Officer three months' notice or pay the Named Executive Officer three months' salary in lieu thereof, in addition to any severance payment. If the Named Executive Officer becomes disabled and is consequently terminated or if the Named Executive Officer is terminated without cause, the Corporation is obligated to pay the Named Executive Officer a severance payment varying in amount between 3 and 9 months' base salary.

            Mr. Pietra, Mr. Clarke and Mr. Mesher have each been granted options to purchase Common Shares that, in the event of either (i) a "Change in Control" of the Corporation (as defined in each Named Executive Officer's respective option agreement) or (ii) the termination without cause of the Named Executive Officer's employment with the Corporation, become fully exercisable (to the extent not already fully vested) and expire no later than six months after such event.

            Mr. Schwartz resigned his role as Chairman of the Board of the Corporation in September of 2003 to pursue other opportunities.

            Mr. Clarke's employment with the Corporation and appointment as CFO terminated on March 10, 2004. Mr. Clarke agreed, on a consultancy basis, to provide the Corporation with assistance in transitioning his responsibilities for a period of twelve months following his departure.

            Mr Pietra's employment with the Corporation and appointment as CEO and President terminated on May 6, 2004.

            Mr. Psiloyenis' employment with the Corporation and appointment as Senior Vice-President, IT Services terminated on May 17, 2004.

5.          REPORT ON EXECUTIVE COMPENSATION

            The responsibilities of the Compensation Committee include making recommendations to the Board of Directors relating to the compensation of the Chief Executive Officer of the Corporation and reviewing and approving the CEO's recommendations respecting the compensation of the senior executives of the Corporation, including the Named Executive Officers (see "Corporate Governance - Committees of the Board").

            The Corporation's compensation program for Named Executive Officers, including the CEO, consists of two components: (i) salary and benefits; and (ii) the grant of options to purchase Common Shares under the Corporation's Stock Option Plan.

            The Corporation's Stock Option Plan is intended to align the interests of the Corporation's employees, including its senior executives, with those of the Corporation's shareholders, and to provide a long-term incentive that rewards employees for their contribution to the creation of shareholder value. The Stock Option Plan is administered by the Board of Directors.

            During the fiscal year ended January 31, 2004 ("fiscal 2004"), the compensation of Manuel Pietra in his capacity as then Chief Executive Officer and President was reviewed by the Compensation Committee. In developing its recommendation, the Committee considered all factors that it deemed relevant, including: the financial performance of the Corporation; Mr. Pietra's duties, responsibilities and performance as an officer including his assumption of responsibilities as sole Chief Executive Officer; compensation levels for chief executive officers of U.S.- and Canadian-based public companies with comparable businesses to that of the Corporation's; having regard to the international scope of the Corporation's operations and the abilities and experience required for the Chief Executive Officer and President position, the need to have recruited for the position outside Canada; and current compensation levels within the Corporation. Reference was also made to the compensation of chief executive officers of a group of 20 public companies with comparable businesses to that of the Corporation's and revenue ranging from $1,620,000 to $425,000,000, with all but five of these comparable companies having revenue in the range of $27,000,000 to $150,600,000.

            In setting Mr. Pietra's salary for fiscal 2004, it was determined that the existing level of salary of the Chief Executive Officer and President was below the median for the comparable companies reviewed. The Committee recommended that Mr. Pietra's salary be increased from $250,000 to $300,000, a level that represented the median for the comparable companies considered.

            In determining its approach to the grant of options to purchase Common Shares to the CEO and President, the Corporation primarily considered the value of option grants using the Black-Scholes valuation methodology adopted by the Corporation for financial reporting purposes, and the level of stock option grants by comparable companies to their respective chief executive officers. In addition to the foregoing and the factors listed above, the Committee considered the level of the extent and terms of previous option grants to the executive; and the elimination of cash bonuses as incentive for the executive. Based on its consideration of these factors, the Committee recommended the grant of an option to purchase 500,000 Common Shares of the Corporation at an exercise price of Cdn. $3.60 per share, vesting in equal instalments on a quarterly basis over a period of four years and expiring on the seventh anniversary of the date of grant. Details respecting the grant of options to purchase Common Shares to Named Executive Officers are described under the heading "Executive Compensation
- 2 . Option Grants During the Year Ended January 31, 2004".

            The compensation scheme for the former CEO and President recommended by the Committee has placed approximately equal weight on annual salary and option grants, which the Committee concluded provided an appropriate balance between compensation for short-term performance and incentive based on long-term performance of the Corporation.

            The compensation proposed by the former CEO and President for Mr. Mesher, Mr. Gordon and Mr. Psiloyenis was reviewed by the Compensation Committee with reference to the recommendations of the Committee for the level of compensation the CEO and President. The compensation of the former CEO and President and the other Named Executive Officers for fiscal 2004, the details of which are set forth above under "Executive Compensation - 1. Summary Compensation Table", was approved by the Board of Directors of the Corporation in accordance with the recommendations of the Committee.


            Submitted by the Compensation Committee  Mr. James Balsillie (Chair)
                                                     Mr. John Albright
                                                     Dr. Stephen Watt

6.          PERFORMANCE GRAPH

            The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index(1) and the TSX Technology Software Subgroup Index for the Corporation's last five fiscal years.

                           [LINE GRAPH APPEARS HERE]

                            JAN 31,    JAN 31,   JAN 31,     JAN 31,    JAN 31,    JAN 31,
                             1999       2000       2001       2002       2003       2004
                             ----       ----       ----       ----       ----       ----
ACTUAL DATA (CDN. $)
Descartes (DSG)              13.00      45.00      42.05       9.90       4.71       4.15
S&P/TSX Composite Index    6730.00    8481.11    9321.87    7648.49    6569.49    8521.39
TSX Technology Software    2295.03    3958.12    2074.43    1271.06     830.16    1015.73
 Subgroup Index

NOMINAL DATA (CDN.$)

Descartes (DSG)                100        346        323         76         36         32
S&P/TSX Composite Index        100        126        139        114         98        127
TSX Technology Software        100        172         90         55         36         44
 Subgroup Index

(1) The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (1999 to 2004).


7.          COMPENSATION OF DIRECTORS

            The Corporation's policy respecting the compensation of outside directors provides for the payment of an annual cash retainer of Cdn.$7,500 and a fee for each meeting of the Board of Directors or any committee thereof attended of Cdn.$500 per meeting. In addition, outside board members are entitled to options granted in accordance with the Corporation's Stock Option Plan. Directors of the Corporation are entitled to reimbursement for expenses incurred by them in their capacity as directors. Directors of the Corporation who are also officers or employees of the Corporation are not entitled to compensation for serving as directors of the Corporation.

            In accordance with the foregoing policy, the outside directors of the Corporation were compensated for serving as directors during the fiscal year ended January 31, 2004 as detailed in the table below. The compensation and option compensation of the former CEO and President, who is currently a member of the Board of Directors, is set out above under "Executive Compensation - 1. Summary Compensation Table".

                         CASH
                     COMPENSATION                                                   MARKET VALUE
                     (OTHER THAN                    % OF TOTAL                     OF SECURITIES
                     REIMBURSEMENT    SECURITIES      OPTIONS                        UNDERLYING
                     OF TRAVEL AND       UNDER       GRANTED TO                      OPTIONS ON
                         OTHER          OPTIONS     PARTICIPANTS    EXERCISE OR      THE DATE OF
                       EXPENSES)        GRANTED      IN FISCAL      BASE PRICE          GRANT          EXPIRATION
NAME                      ($)             (#)           YEAR       ($/SECURITY)          ($)              DATE
----                      ---             ---           ----       ------------          ---              ----
John Albright            10,147            -              -              -                -                 -
James Balsillie           9,019            -              -              -                -                 -
Chris Hewat               8,643            -              -              -                -                 -
Dr. Stephen Watt         10,147            -              -              -                -                 -

            On March 11, 2004, the Board of Directors appointed J. Ian Giffen to serve on the Board of Directors. Co-incident with Mr. Giffen's appointment, Mr. Giffen was granted an option under the Corporation's Stock Option Plan to purchase 43,500 Common Shares at a price of Cdn. $3.18 vesting over a five-year period.

            The Board of Directors undertook a review of the compensation to be paid to Dr. Stephen Watt in connection with his role as Chairman of the Board, which he assumed in September 2003. Following this review, on April 5, 2004 the Board of Directors granted Dr. Watt an option under the Corporation's Stock Option Plan to purchase 54,795 Common Shares at a price of Cdn.$3.10 vesting over a four-year period.

            In late 2003, the Board of Directors undertook a review of the Corporation's board compensation policy, which was last revised as of February 1, 2002. This review was undertaken concurrent with the Board of Director's determination to recruit one or more new directors. Based on this review, the Board of Directors has approved new compensation arrangements for outside directors which are to take effect June 28, 2004. These arrangements reflect consideration of the need to compensate outside directors appropriately for the time and effort expended and the responsibilities assumed in their capacity as directors, and the level of compensation paid to directors of comparable public companies. In addition, these arrangements reflect the Board of Directors' experience that the responsibilities of the Board of Directors are discharged by the directors' respective efforts undertaken on behalf of the Corporation outside of their formal meetings. Based on these considerations, the annual retainers have been increased as described below, and meeting fees have been eliminated. In addition, the Board of Directors has approved the adoption of a deferred stock unit plan (the "DSU Plan"), the terms of which are discussed below, under which outside directors would be issued Deferred Stock Units ("DSUs") in partial satisfaction of their annual retainers.

            Under the new director compensation arrangements, outside directors will receive an annual base retainer of $15,000. In addition, members of the Audit Committee of the Board of Directors will receive an annual retainer of $6,000, while the Chair of that committee will receive an annual retainer of $8,000. Members of the Corporate Governance and Compensation Committees will receive an additional annual retainer of $4,000, while the Chairs of those respective committees will receive an additional annual retainer of $6,000. Annual retainers will be paid in cash and DSUs as described below.

            Under the DSU Plan, outside directors will be entitled to elect to receive DSUs in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan will be equal to the average closing price of the Common Shares in the period of five trading days preceding the date of grant. Each director will be required to hold DSUs received until the director resigns or is not re-elected, following which they will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. DSUs will not be granted under the DSU Plan until following the public release of the Corporation's financial results for the third quarter of fiscal 2005.

            Concurrent with the approval of the DSU Plan, the Board of Directors has approved an Equity Ownership Policy for outside directors. Under this policy, outside directors will be required to acquire and hold an aggregate number of Common Shares and DSUs equal to the equivalent of 2.5 times the annual base retainer in effect as at June 28, 2004 (which as stated above is to be $15,000), within a period of five years after the earlier of the date of adoption of the Equity Ownership Policy and the date the individual becomes a director. Until such time as an outside director attains the minimum equity ownership prescribed under the Equity Ownership Policy, the director will be required to receive at least one-half of their annual base retainer in DSUs.

8.          DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

            In May 2003, the Corporation renewed its directors' and officers' liability insurance policy with a total coverage amount of $25,000,000, which requires the Corporation to pay a deductible of up to $250,000 for each non-securities claim and a deductible of $500,000 for each securities claim, and has annual premiums of $756,800.

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

            The following table sets out, as of January 31, 2004, a summary of compensation plans under which securities of the Corporation are authorized for issuance:

-----------------------------------------------------------------------------------------------------------------
PLAN CATEGORY              NUMBER OF SECURITIES          WEIGHTED-AVERAGE          NUMBER OF SECURITIES REMAINING
                            TO BE ISSUED UPON            EXERCISE PRICE OF          AVAILABLE FOR FUTURE ISSUANCE
                               EXERCISE OF              OUTSTANDING OPTIONS,          UNDER EQUITY COMPENSATION
                           OUTSTANDING OPTIONS,          WARRANTS AND RIGHTS         PLANS (EXCLUDING SECURITIES
                            WARRANTS AND RIGHTS                                         REFLECTED IN COLUMN (A))

                                   (#)                          ($)                               (#)
-----------------------------------------------------------------------------------------------------------------
EQUITY COMPENSATION             3,769,616                   Cdn. $11.50                        2,702,195
PLANS APPROVED BY
SECURITYHOLDERS
-----------------------------------------------------------------------------------------------------------------
EQUITY COMPENSATION               194,623                   Cdn. $11.50                            -
PLANS NOT APPROVED BY
SECURITYHOLDERS(1)
-----------------------------------------------------------------------------------------------------------------
TOTAL                           3,964,239                   Cdn. $11.50                        2,702,195
-----------------------------------------------------------------------------------------------------------------

(1) The equity compensation plans not approved by securityholders consist of seven plans under which the Corporation assumed obligations in connection with acquisition transactions. The Corporation has agreed to issue Common Shares upon the exercise of options under such plans, but no post-acquisition grants under such plans have been made or will be made.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

            No director or officer or any of their respective associates or affiliates is or has been indebted to the Corporation or its subsidiaries at any time since the beginning of the most recently completed financial year of the Corporation.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            Blake, Cassels & Graydon LLP, in which Mr. Hewat is a partner, provided legal services to the Corporation during the fiscal year ended January 31, 2004 and is expected to provide legal services to the Corporation in the fiscal year ending January 31, 2005. For the fiscal year ended January 31, 2004, the Corporation incurred fees of Cdn. $680,000 for legal services rendered by Blake, Cassels & Graydon LLP.

            No person who has been a director or an officer of the Corporation or any proposed nominee for election as a director at any time since the beginning of the Corporation's last completed fiscal year, or any associate of any such director or officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Circular. Except as otherwise disclosed in this Circular, no insider of the Corporation, proposed nominee for election as a director of the Corporation or any associate or affiliate of any insider or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation's last fiscal year or in any proposed transaction to be entered into by the Corporation.

                              CORPORATE GOVERNANCE

            The Corporation's Board of Directors and Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Over the past year, both Management and the Board of Directors have closely monitored and, where appropriate, responded to both Canadian and U.S. regulatory developments aimed at improving corporate governance, increasing corporate accountability and maximizing the transparency of public company disclosure.

            One of the most significant corporate governance developments that continued to affect the Corporation in the fiscal year ended January 31, 2004 was the U.S. Sarbanes-Oxley Act, which became law on July 30, 2002. This legislation increases Management accountability for violations of U.S. securities laws and amends U.S. securities laws pertaining to corporate disclosure and conflicts of interest. Many provisions of this legislation apply to the Corporation despite the fact that it is not a U.S. company. One important requirement of this Act is the certification of disclosure in a foreign company's annual report. The Corporation's principal executive officers and principal financial officers are required to certify financial and other information contained in the Corporation's annual report filed with the U.S. Securities and Exchange Commission. The Corporation's principal executive officer and principal financial officer will make the required certifications as part of the Corporation's annual report on Form 40-F for the fiscal year ended January 31, 2004.

            The Corporation has a sound governance structure in place for both Management and the Board of Directors, and a comprehensive system of internal controls aimed at ensuring reliability of financial records. These structures and systems are reviewed and assessed on a frequent basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

            The following is a summary of the current system of corporate governance established by the Corporation.

1.          MANDATE OF THE BOARD OF DIRECTORS

            The mandate of the Board of Directors is to supervise the Management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In fulfilling its mandate, the Board of Directors, among other matters, is responsible for:

            o reviewing, at the beginning of each fiscal year, the business plan and financial goals of the Corporation as well as longer term strategic plans prepared and elaborated by Management and, throughout the year, monitoring the achievement of the objectives set;

            o ensuring that it is properly informed, on a timely basis, of all important issues and developments involving the Corporation and its business environment;

            o ensuring the implementation of appropriate systems or plans to manage the important issues and developments involving the Corporation;

            o    overseeing the Corporation's strategic direction; and

            o appointing senior Management and monitoring key executive performance and business results.

            The Board of Directors met formally 10 times during the fiscal year ended January 31, 2004, all of which meetings were fully attended except for 2 meetings that Mr. Balsillie was unable to attend. In addition, the Board of Directors met several times informally with two or more directors present by telephone or otherwise.

2.          COMMITTEES OF THE BOARD

            The Board of Directors currently has three committees: the Audit Committee, Compensation Committee and Corporate Governance Committee. The committees, their mandates and membership are discussed below:

            AUDIT COMMITTEE

            The Audit Committee's primary responsibilities consist of:

            o engaging the independent accountants to the Corporation to audit the Corporation's financial statements;

            o discussing the scope and results of the audit with the independent accountants;

            o reviewing with the Corporation's executive officers and the independent accountants the Corporation's interim and year-end operating results and approving the provision of all audit services and permitted non-audit services to be performed by the independent accountants;

            o reviewing the professional fees payable to the independent accountants;

            o establishing procedures designed to facilitate (a) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (b) the receipt of confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters; and

            o reviewing the adequacy of the internal accounting controls and audit procedures of the Corporation.

            On June 12, 2000, the Board of Directors adopted a written Audit Committee Charter setting out the scope of the Audit Committee's responsibilities and membership requirements. The Audit Committee Charter was adopted to comply with Nasdaq rules established in December 1999 respecting the composition and functioning of audit committees. A copy of the Audit Committee Charter is attached to this Circular as "Appendix A".

            As of the last day of the fiscal year ended January 31, 2004, the Audit Committee was composed of three unrelated and independent directors: Mr. John Albright (Chair), Mr. James Balsillie and Dr. Stephen Watt. Mr. Ian Giffen joined the Audit Committee in March 2004. Each of the members of the Audit Committee is an unrelated director and independent under the Nasdaq standards for independence of audit committee members. In May 2004, the Board of Directors resolved that Mr. Giffen is an "audit committee financial expert" as defined in
Item 401(h)(2) of Regulation S-K and Paragraph (8)(b) of General Instruction B to Form 40-F promulgated by the Securities and Exchange Commission and is financially sophisticated for the purposes of NASDAQ Rule 4350(d)(2).

            The Audit Committee met formally five times during the fiscal year ended January 31, 2004, all of which meetings were fully attended by the members of the Audit Committee except for two meetings that Mr. Balsillie was unable to attend. In addition, the Audit Committee met several times informally with two or more committee members present by telephone or otherwise. Further, on at least a quarterly basis, the Chair of the Audit Committee met with the Corporation's CFO and the Corporation's auditors.

            COMPENSATION COMMITTEE

            The Compensation Committee is primarily responsible for:

            o reviewing, assessing and recommending to the Board of Directors any changes to the compensation of the chief executive officer;

            o reviewing and approving the chief executive officer's recommendations respecting the compensation of the other senior executives of the Corporation; and

            o reviewing, assessing and recommending to the Board of Directors any changes to the compensation of the individual members of the Board of Directors.

            The Board of Directors has adopted a written Compensation Committee Charter setting out the scope of the Compensation Committee's responsibilities and membership requirements. A copy of the Compensation Committee Charter is attached to this Circular as "Appendix B".

            As of January 31, 2004, the Compensation Committee was composed of three directors: Mr. James Balsillie (Chair), Mr. John Albright and Dr. Stephen Watt. Each of the members of the Compensation Committee is an unrelated director and is considered by the Board of Directors to be independent of management. The Compensation Committee met formally two times during the fiscal year ended January 31, 2004, all of which meetings were fully attended by the members of the Compensation Committee. In addition, the Compensation Committee met several times informally with two or more committee members present by telephone or otherwise, and the Chair of the Compensation Committee met with the former CEO and President of the Corporation on several occasions.

             CORPORATE GOVERNANCE COMMITTEE

            The Corporate Governance Committee was established following the conclusion of the fiscal year ended January 31, 2003, with its primary responsibility being to assist the Board of Directors in fulfilling its responsibilities by overseeing the Corporation's corporate governance policies and making policy recommendations aimed at enhancing the Board of Directors' effectiveness. The Board of Directors has adopted a written Corporate Governance Committee Charter setting out the scope of the Corporate Governance Committee's responsibilities and membership requirements. A copy of the Corporate Governance Committee Charter is attached to this Circular as "Appendix C".

            The Corporate Governance Committee is currently composed of three directors: Dr. Stephen Watt (Chair), Mr. James Balsillie, and Mr. Chris Hewat. Each of Dr. Watt and Mr. Balsillie are unrelated directors and are considered by the Board of Directors to be independent of management. The Corporate Governance Committee met formally two times during the fiscal year ended January 31, 2004, both of which meetings were fully attended by the members of the Corporate Governance Committee. In addition, the Corporate Governance Committee met several times informally with two or more committee members present by telephone or otherwise, and the Chair of the Corporate Governance Committee met with the Corporate Secretary of the Corporation on several occasions.

3.          TSX GUIDELINES

            In February 1995, the TSX adopted as a listing requirement that every listed company incorporated in Canada or a Province of Canada disclose on an annual basis its approach to corporate governance with reference to the TSX's guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines, which are not mandatory, contain recommendations with respect to the constitution of boards of directors and committees of the board, their functions, their independence from Management and other procedures for ensuring sound corporate governance. In April 2002, the

TSX announced proposed amendments to the TSX Guidelines. The Ontario Securities Commission subsequently undertook a review of the proposals, and on January 16, 2004, certain members of the Canadian Securities Administrators published for comment proposed Multilateral Instrument 58-101, entitled "Disclosure of Corporate Governance Practices." On April 23, 2004, certain other members of the Canadian Securities Administrators published for comments an alternative proposed Multilateral Instrument 51-104, entitled "Disclosure of Corporate Governance Practices." The Board of Directors' current corporate governance guidelines and practice already include a number of the corporate governance reforms proposed by the TSX. The Board of Directors is, however, continuing to review the published corporate governance proposals in order to implement the most effective corporate governance policies and practices for the Corporation.

            The following is a summary of the Corporation's corporate governance practices relative to each of the TSX Guidelines:

1. THE BOARD SHOULD EXPLICITLY ASSUME RESPONSIBILITY FOR THE STEWARDSHIP OF THE CORPORATION AND SPECIFICALLY FOR THE:

            (a)  ADOPTION OF A STRATEGIC PLANNING PROCESS

                 At the beginning of each fiscal year, the Board of Directors reviews the business plan and financial goals of the Corporation as well as longer term strategic plans prepared and elaborated by Management and, throughout the year, monitoring the achievement of the objectives set.

            (b) IDENTIFICATION OF PRINCIPAL RISKS AND IMPLEMENTATION OF APPROPRIATE RISK MANAGEMENT SYSTEMS

                 Principal business risks are assessed by the Board of Directors during the review of the strategic plan and at other intervals as needed. The Board of Directors' responsibility insofar as it relates to financial risk is assigned to the Audit Committee, which reviews the risk management systems with Management and the auditors.

            (c) SUCCESSION PLANNING, INCLUDING APPOINTING, TRAINING AND MONITORING SENIOR MANAGEMENT

                 This responsibility for preparing a succession plan and for developing the Corporation's Management is assigned to the Corporate Governance Committee. In May 2004, the Board of Directors also adopted a written Code of Business Conduct and Ethics that applies to all directors and employees of the Corporation - including the Named Executive Officers.

            (d)  COMMUNICATIONS POLICY

                 The Corporation has adopted a disclosure policy approved by the Board of Directors that is designed to assist the Corporation in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. A Disclosure Committee comprised of members of Management is responsible for overseeing the Corporation's disclosure practices. All press releases are approved by the Disclosure Committee and, where appropriate, by the Board of Directors. The members of the Corporation's Office of the CEO, Chief Financial Officer and Corporate Secretary of the Corporation are responsible for investor relations functions.

            (e)  INTEGRITY OF INTERNAL CONTROL AND MANAGEMENT INFORMATION
                 SYSTEMS.

                 The Corporation has a comprehensive system of internal controls aimed at ensuring reliability of financial records.

2.          THE MAJORITY OF DIRECTORS SHOULD BE UNRELATED.

            The Board of Directors is currently composed of five members, a majority of which are "unrelated Directors" in accordance with the TSX Guidelines.

3. DISCLOSE FOR EACH DIRECTOR WHETHER HE OR SHE IS RELATED AND HOW THAT CONCLUSION WAS REACHED.

            The TSX Guidelines define an "unrelated director" as one who is independent of Management and is free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of the Corporation, other than interests arising from shareholding. In determining whether a particular director is a "related director" or an "unrelated director", the Board of Directors examined the factual circumstances of each director and considered them in the context of other relevant factors.

            One of the directors, Mr. Chris Hewat, is a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to the Corporation (see "Certain Relationships and Related Transactions" above). Given the potential that Mr. Hewat could be perceived to be not independent of Management as a result of the relationship between Mr. Hewat's firm and the Corporation, the Board of Directors has determined to classify Mr. Hewat as a related director.

            One of the directors, Mr. Manuel Pietra, is the former CEO and President of the Corporation and, as a result, is considered by the Board of Directors to be a related director.

            None of the other directors, being Messrs. John Albright, James Balsillie and Ian Giffen and Dr. Stephen Watt, is considered to have any relationship with the Corporation that would result in him being considered a related director.

4. APPOINT A COMMITTEE RESPONSIBLE FOR PROPOSING NEW NOMINEES FOR APPOINTMENT COMPOSED EXCLUSIVELY OF OUTSIDE DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED.

            This responsibility is assigned to the Corporate Governance Committee. Please refer to the Corporate Governance Committee Charter attached hereto as "Appendix C".

5. IMPLEMENT A PROCESS FOR ASSESSING THE EFFECTIVENESS OF THE BOARD, ITS COMMITTEES AND INDIVIDUAL DIRECTORS.

            This responsibility is assigned to the Corporate Governance Committee. Please refer to the Corporate Governance Committee Charter attached hereto as "Appendix C".

6.          PROVIDE ORIENTATION AND EDUCATION PROGRAMS FOR NEW DIRECTORS.

            This responsibility is assigned to the Corporate Governance Committee. Please refer to the Corporate Governance Committee Charter attached hereto as "Appendix C".

7.          CONSIDER SIZE OF BOARD WITH A VIEW TO IMPROVING EFFECTIVENESS.

            The Board of Directors has reviewed the issue of board size and determined that five directors is sufficient, and that it will seek additional candidates for appointment to the Board of Directors who complement the existing directors' abilities and experience and who are willing to expend the time necessary to fulfill the obligations of a director.

8. REVIEW THE ADEQUACY AND FORM OF COMPENSATION OF DIRECTORS IN LIGHT OF RISKS AND RESPONSIBILITIES.

            This responsibility is assigned to the Compensation Committee. Please refer to the Compensation Committee Charter attached hereto as "Appendix B".

9. BOARD COMMITTEES SHOULD GENERALLY BE COMPOSED OF OUTSIDE DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED.

            Each of the Board of Directors' committees complies with this guideline.

10. APPOINT A COMMITTEE RESPONSIBLE FOR TSX CORPORATE GOVERNANCE ISSUES FOR COMPLIANCE WITH THE TSX GUIDELINES.

            This responsibility is assigned to the Corporate Governance Committee. Please refer to the Corporate Governance Committee Charter attached hereto as "Appendix C".

11. (a) DEFINE LIMITS TO MANAGEMENT'S RESPONSIBILITIES BY DEVELOPING MANDATES FOR THE BOARD AND THE CEO.

            The mandate of the Board of Directors is discussed above (see "Corporate Governance - Mandate of the Board"). The Board of Directors establishes objectives for the CEO at the outset of the fiscal year and assesses the CEO's performance against those objectives on an ongoing basis through the year.

            (b) BOARD SHOULD APPROVE THE CEO'S CORPORATE OBJECTIVES.

            Each year the Board of Directors reviews and approves corporate objectives developed by Management. The Compensation Committee recommends to the Board of Directors for approval the compensation of the members of the Corporation's Office of the CEO based on, among other things, performance against these objectives.

12. ESTABLISH PROCEDURES TO ENABLE THE BOARD TO FUNCTION INDEPENDENTLY OF MANAGEMENT.

            In May 2003 the Corporation determined to separate the positions of Chairman and Chief Executive Officer, providing for the desired separation of management from the Board of Directors. The Corporate Governance Committee provides further independence from Management. It is the forum to receive any expression of concern from a director, including a concern regarding the independence of the Board of Directors from Management. The Board of Directors has a policy of meeting in camera (without Management or any other non-independent directors present) at each meeting of the Board of Directors.

13.         (a) THE AUDIT COMMITTEE SHOULD HAVE A SPECIFICALLY DEFINED MANDATE.

            On June 12, 2000, the Board of Directors adopted a written Audit Committee Charter setting out the scope of the Audit Committee's responsibilities and membership requirements. A copy of the Audit Committee Charter is attached to this Circular as Appendix "A".

            (b) ALL MEMBERS OF THE AUDIT COMMITTEE SHOULD BE OUTSIDE DIRECTORS.

            All members of the Audit Committee are outside directors and independent under the Nasdaq standards for independence of audit committee members.

14. IMPLEMENT A SYSTEM TO ENABLE INDIVIDUAL DIRECTORS TO ENGAGE OUTSIDE ADVISORS AT THE CORPORATION'S EXPENSE.

            Any director or committee of the Board of Directors of the Corporation has the authority to engage, at the expense of the Corporation, independent counsel and/or advisers as they determine necessary to carry out their duties; provided that the prior approval of the Corporate Governance Committee or the Audit Committee to such engagements is obtained.

                                     GENERAL

            All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

            Additional information relating to the company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information is provided by the Corporation's comparative financial statements for the fiscal year ended January 31, 2004 and Management's Discussion & Analysis of Results thereon. Shareholders may contact the Corporation's investor relations department by phone at (519) 746-8110 or by e-mail at investor@descartes.com to request copies of these documents.


                       APPROVAL BY THE BOARD OF DIRECTORS

            The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

            Dated as of May 26, 2004.
                                             /s/ J. Scott Pagan
                                             -----------------------------------
                                             J. SCOTT PAGAN
                                             CORPORATE SECRETARY

                                   APPENDIX A
                                   ----------

                        THE DESCARTES SYSTEMS GROUP INC.


                             Audit Committee Charter

Adopted by the Board of Directors on June 12, 2000

A.       PURPOSE AND SCOPE

         The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its responsibilities by reviewing: (i) the financial reports provided by the Corporation to the Securities and Exchange Commission ("SEC"), the Corporation's stockholders or to the general public, and (ii) the Corporation's internal financial and accounting controls.


B.       COMPOSITION

         The Committee shall be comprised of a minimum of three directors as appointed by the Board of Directors, who shall meet the independence and audit committee composition requirements under any rules or regulations of The Nasdaq National Market, as in effect from time to time, and each such director shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgement as a member of the Committee.

         All members of the Committee shall either (i) be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, or (ii) be able to do so within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

         The Board of Directors may appoint one member who does not meet the independence requirements set forth above and who is not a current employee of the Corporation or an immediate family member of such employee if the Board of Directors, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required in the best interests of the Corporation and its stockholders. The Board of Directors shall disclose in the next proxy statement after such determination the nature of the relationship and the reasons for the determination.

         The members of the Committee shall be elected by the Board of Directors at the meeting of the Board of Directors following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

C.       RESPONSIBILITIES AND DUTIES

         To fulfil its responsibilities and duties the Committee shall:

Document Review
---------------

1. Review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually (and update this Charter if and when appropriate).

Independent Accounting Firm
---------------------------

2. Recommend to the Board of Directors, the selection of the independent accounting firm, and approve the fees and other compensation to be paid to the independent accounting firm. The Committee and the Board of Directors shall have the ultimate authority and responsibility to select, evaluate and, when warranted, replace such independent accounting firm (or to recommend such replacement for stockholder approval in any proxy statement).

3. On an annual basis, receive from the independent accounting firm a formal written statement identifying all relationships between the independent accounting firm and the Corporation consistent with Independence Standards Board ("ISB") Standard 1. The Committee shall actively engage in a dialogue with the independent accounting firm as to any disclosed relationships or services that may impact its independence. The Committee shall take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the independent accounting firm.

4. On an annual basis, discuss with representatives of the independent accounting firm the matters required to be discussed by Statement on Auditing Standards ("SAS") 61, as it may be modified or supplemented.

5. Meet with the independent accounting firm prior to the audit to review the planning and staffing of the audit.

6. Evaluate the performance of the independent accounting firm and recommend to the Board of Directors any proposed discharge of the independent accounting firm when circumstances warrant. The independent accounting firm shall be ultimately accountable to the Board of Directors and the Committee.

Financial Reporting Processes
-----------------------------

7. In consultation with the independent accounting firm and management, review annually the adequacy of the Corporation's internal financial and accounting controls.

Compliance
----------

8. To the extent deemed necessary by the Committee, it shall have the authority to engage outside counsel and/or independent accounting consultants to review any matter under its responsibility.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

                                   APPENDIX B
                                   ----------

                        THE DESCARTES SYSTEMS GROUP INC.

                         Compensation Committee Charter


A.       PURPOSE AND SCOPE

         The primary function of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") is to exercise the responsibilities and duties set forth below, including but not limited to, determining and making recommendations with respect to all forms of compensation to be granted to the Chief Executive Officer of the Corporation, and reviewing the Chief Executive Officer's recommendations respecting compensation of the other senior executives of the Corporation.

B.       COMPOSITION

         The Committee shall be comprised of a minimum of three directors as appointed by the Board, a majority of whom shall be independent and unrelated as determined in accordance with TSX Guidelines and other wise meet any applicable independence and committee composition requirements under any applicable rules or regulations of The Nasdaq National Market or securities laws in effect from time to time.

         The members of the Committee shall be elected by the Board at the meeting of the Board following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

C.       RESPONSIBILITIES AND DUTIES

         To fulfil its responsibilities and duties the Committee shall:

         o Administer and interpret the Corporation's stock option plan and its policies respecting the grant of options thereunder, and review and recommend for approval of the Board the grant of options thereunder and the terms thereof

         o Review and recommend to the Board of Directors for approval the annual salary, bonus, stock options and other benefits direct and indirect, of the Chief Executive Officer

         o Review and approve the Chief Executive Officer's recommendations for the annual salary, bonus, stock options, and the other benefits, direct and indirect, of the other senior executives of the Corporation

         o Prepare an annual report for inclusion in the Corporation's management information circular to shareholders respecting the process undertaken by the Committee in its review and preparing a recommendation in respect of Chief Executive Officer compensation

         o Review on a periodic basis the terms of and experience with the Corporation's executive compensation programs for the purpose of determining if they are properly co-ordinated and achieving the purpose for which they were designed and administered

         o Recommend to the Board the appropriate level of director compensation

         o Review and assess the adequacy of this Charter periodically as conditions dictate to ensure compliance with any rules of regulations promulgated by any regulatory body and recommend to the Board for its approval any modifications to this Charter as considered

         o Oversee the Corporation's compliance with any rules promulgated by any regulatory body prohibiting loans to officers and directors of the Corporation.

                                   APPENDIX C
                                   ----------

                        THE DESCARTES SYSTEMS GROUP INC.

                     Corporate Governance Committee Charter

A.       PURPOSE AND SCOPE

         The primary responsibility of the Corporate Governance Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its responsibilities by overseeing the Corporation's corporate governance policies and make policy recommendations aimed at enhancing Board effectiveness.


B.       COMPOSITION

         The Committee shall be comprised of a minimum of three directors as appointed by the Board, a majority of whom shall be independent and unrelated as determined in accordance with TSX Guidelines and other wise meet any applicable independence and committee composition requirements under any applicable rules or regulations of The Nasdaq National Market or securities laws in effect from time to time.

         The members of the Committee shall be elected by the Board at the meeting of the Board following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.


C.       RESPONSIBILITIES AND DUTIES

         To fulfil its responsibilities and duties the Committee shall:

         1. OVERSIGHT OF CORPORATE GOVERNANCE PRACTICES

         o Conduct a periodic review of the Corporation's corporate governance policies and make policy recommendations aimed at enhancing Board and committee effectiveness
         o Ensure appropriate structure, size, composition, mandate and membership of Board committees
         o Propose agenda items and content for submissions to the Board related to corporate governance issues and provides periodic updates on recent developments in corporate governance
         o Conduct a periodic review of the relationship between management and the Board
         o Review and approve the Corporation's response to the TSX Guidelines and comparable U.S. guidelines and requirements

         2. MANAGEMENT OF BOARD AND COMMITTEE ACTIVITIES

         o Review annually the mandates of the Board and each committee and recommends amendments as it believes are necessary or desirable
         o Make recommendations regarding Board meeting dates and agendas, committee meetings, the frequency and content of meetings, and the need for special meetings

         o Determine annually which Board and committee members are considered to be unrelated, recommending its determination to the Board and providing the related analysis
         o Ensure effective communication between management and the Board, particularly with respect to the provision of information to directors in a timely manner
         o Recommend procedures to permit Board to function independently of management, including procedures to permit Board to meet on a regular basis without a member of management present

         3. EVALUATION OF BOARD EFFECTIVENESS

         o Review the amount and form of director's compensation to ensure that it is competitive and aligns the interests of directors and shareholders
         o Conduct at least annually an evaluation of the effectiveness of the Board and its committees
         o Conduct an annual evaluation of the effectiveness of individual directors

4.          RECRUITMENT AND EDUCATION OF DIRECTORS

         o Identify, evaluate and recommend suitable candidates for nominees as directors
         o Establish criteria for election, re-election and retirement as a director
         o Responsible for orientation of new directors and ongoing education of directors

         5. SUCCESSION PLANNING

         o  Responsible for succession planning for the CEO.

                                     [LOGO]
                                   DESCARTES

                          The Descartes Systems Group
                             Corporate Headquarters
                               120 Randall Drive
                        Waterloo, Ontario N2V 1C6 Canada
                             Tel: +1 (519) 746-8110
                          Toll Free: +1 (800) 419-8495
                             Fax: +1 (519) 747-0082
                           e-mail: info@descartes.com
                                   ------------------



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